  Exhibit 99.1

Auryn Closes Additional CAD$4.9M in Non-Brokered Private Placement

Vancouver, Canada – February 27th, 2020 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company”) is pleased to announce that due to increased interest, a second allotment has closed in its previously announced non-brokered private placement through the issuing of an additional 3,062,500 common shares (the “Shares”) priced at CAD$1.60 per Share for gross proceeds of CAD$4.9 million (the “Offering”). Auryn raised a total of CAD$15 million through the issuance of 9,375,000 common shares in February 2020, putting the Company in a strong financial position. No commissions were paid on the second allotment.

A Message from Ivan Bebek, Executive Chairman & Director:

“2020 is going to be an exciting year for Auryn shareholders as the Company is anticipating drill permits for two major discovery opportunities in Peru. The Company appreciates the continued support that it receives from shareholders and insiders in these financings and is pleased to welcome additional accretive investors.”

Proceeds from the placements will be used to fund continued surface exploration at its Sombrero and Curibaya projects located in southern Peru and for general working capital.”

The Shares issued under the Offering are subject to a four-month hold period under Canadian securities laws. The Shares have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and have not been offered or sold in the United States other than pursuant to available exemptions from the registration requirements of the U.S. Securities Act. Any Shares sold to investors in the United States are “restricted securities” and subject to restrictions on resale under the U.S. Securities Act.

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technology-driven junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 130,000 hectares owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principal targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

About Curibaya

Auryn acquired 100% ownership of the Curibaya property in 2015 and the adjacent Sambalay and Salvador concesssions in 2019, which collectively consist of approximately 11,000 hectares. The Curibaya project covers the regional Incapuquio fault zone and subsidiary structures, which are interpreted as one of the fundamental controls for both epithermal and porphyry styles of mineralization within the region.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes a proposed financing and completion if a proposed loan amendment as well as information relating to or associated with the acquisition and title to mineral concessions. In addition to the stated conditions to complete the transactions forward looking statements involve other known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.